ISSUER FREE WRITING PROSPECTUS
Dated May 31, 2012
Filed Pursuant to Rule 433
Registration No. 333-170298

AMERICAN REALTY CAPITAL TRUST III, INC.
FREE WRITING PROSPECTUS

American Realty Capital Trust III, Inc. (the “Company”) filed a registration statement on Form S-11 (including a prospectus) with the SEC on November 3, 2010 and the registration statement became effective on March 31, 2011. This communication relates to such offering. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. The final prospectus, dated April 30, 2012, and supplements thereto are available on the SEC Web site at:

http://sec.gov/Archives/edgar/data/1503828/000114420412024719/v310595_424b3.htm and

http://sec.gov/Archives/edgar/data/1503828/000114420412030017/v313573_424b3.htm.

Alternatively, the Company or Realty Capital Securities, LLC, the dealer manager participating in the offering, or any other dealer participating in the offering will arrange to send you the prospectus and/or supplements thereto if you request them by calling toll-free 1-877-373-2522.

The article below was originally published online by SNL on May 31, 2012, and references the offering of securities of the Company. The article reported on certain statements made by Nicholas S. Schorsch, CEO and Chairman of the Company’s Board of Directors, in his capacity as CEO of American Realty Capital.

The article was not prepared or reviewed by the Company prior to publication. SNL, the publisher of the article, routinely publishes articles on business news. SNL is not affiliated with the Company, and no payment was made nor was any consideration given to SNL by or on behalf of the Company or in connection with the publishing of the article. Statements in the article that are not attributed directly to Mr. Schorsch represent the author’s or others’ opinions and are not endorsed or adopted by the Company. Statements in the article that are attributed directly to Mr. Schorsch were not intended and should not be considered as offering material.

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What Fruit Nontraded REIT Success Bears

By: Zach Fox

May 31, 2012

Another nontraded REIT wants to go public, and it is pursuing a listing rather than an additional offering. One company's success with that model has tempered negative news plaguing the industry — boosting fundraising efforts — though the listing's success does not appear to have convinced a skeptical Street.

Healthcare Trust of America Inc. said May 17 that it will look to list on the NYSE under the symbol HTA, adding that it will use a Dutch auction tender offer for up to $150 million of shares. The model is nearly identical to the one employed by American Realty Capital Trust Inc. when it listed on March 1. In fact, Healthcare Trust later said that it has tapped American Realty Capital as an adviser.

James Gerkis, a partner at Proskauer, called both Healthcare Trust and ARC Trust “bright spots” for an industry that has had a lot of negative publicity over the last year.

However, not everyone is sold on the viability of Healthcare Trust, even with the Dutch auction tender offer providing some price support. When asked if he had looked into the company, a REIT-focused portfolio manager told SNL, “To be honest, I really haven't. I mean, it's something I know I have no interest in owning just based on the management and the sponsor.”

But for retail investors, Healthcare Trust is expected to duplicate ARC Trust's success in providing its investors with a return on their investment, as opposed to Retail Properties of America Inc., whose IPO price provided original investors with a negative-40% return, according to Green Street Advisors. And ARC Trust's success story, providing original investors with a positive return, could boost sales of new products.

Indeed, American Realty Capital Trust III Inc was far and away the most successful nontraded REIT during April, according to Robert A. Stanger data.

ARC Trust listed in March, and ARC Trust III raised $370.1 million in March and April alone, well more than half the $559.6 million the fund has raised since its inception. The fund went effective March 31, 2011.

“It's fair to say that ARC's credibility, while it was good before, is now great,” Kevin Gannon, a managing director at Robert A. Stanger, told SNL. “They've done what they said they were going to do. They monetized at a price that was early — and higher — than people expected.”

For the most recent three months, the favored product has been Cole Credit Property Trust III Inc., raising $646.6 million in that time. The product's numbers fell off in April, but that might be because it is nearing maximum capacity, having sold $4.56 billion, including April, out of a registered $4.60 billion, according to the Robert A. Stanger data.

In aggregate, the industry has raised more money each month this year compared to the year-ago month, and Gannon said he expects full-year fundraising to total a robust $10 billion for the industry.

Key to Healthcare Trust's expected success in maintaining a share price that offers investors a profitable liquidity event is the tender offer, which says the company will buy the $150 million in shares at a price no lower than $10.10 per share.

“When someone lists, there's a rush to the door, and this provides some certainty in the initial days of trading, essentially a floor for the price,” Gerkis told SNL.

A message left with Healthcare Trust of America was not immediately returned.

The Dutch auction tender offer appears to be emerging as the favored method to take a nontraded REIT into the public space, with some other companies considering a similar mechanism, Gannon said.

“It instills some confidence in the investor base that the company and management believe that, 'Here is where the value lies,'“ Gannon said. “I think they're positive, and I think they've been well-received.”

Not all nontraded REITs are expected to be able to list with such success. An investment banker told SNL that he expects there will be plenty of products that offer original investors an experience closer to Retail Properties, which employed a reverse split that inflated the nominal price per share.

And despite ARC Trust's success and high expectations for Healthcare Trust, nontraded REITs that are unable to offer original investors with a positive return remain wary of pursuing a liquidity event.

“I think there are some guys that would rather postpone the inevitable a little more,” the investment banker said.

In a similar sign that the nontraded REIT industry still has a long ways to go, ARC Trust's success has not convinced the aforementioned portfolio manager that the industry warrants consideration.

“I just don't have any faith that any assets that come out of a nontraded REIT were acquired with long-term anything in mind,” he told SNL. “It's make the acquisition, collect the fees and move on.”

Though the listing offers shareholders instant liquidity without the dilution of an IPO, it has made it difficult to get a read on the Street's acceptance of the product, the investment banker said.

“When it's just simply a listing, without an offering, it's a little difficult to know what the institutional investors are thinking about it. There isn't necessarily going to be a ton of volume,” the investment banker said.

Vanguard Group, one of the largest REIT players with holdings valued at about $47.0 billion in 174 public companies, does not own any shares in ARC Trust, according to SNL data. It should be noted that the Schedule 13Fs are reported on March 31, and ARC Trust listed that month, on March 1.

A message left with a Vanguard spokesman was not immediately returned.

Nicholas Schorsch, CEO of American Realty Capital, told SNL that keeping institutional investors out of the stock was a bonus. He said the listing-Dutch auction strategy was “absolutely” the new model for nontradeds entering the public space. Fundamental to the strategy, he said, is a well-maintained balance sheet that allows the company to simply list its shares as opposed to diluting the stock with an offering.

“By having the company right-sized and the balance sheet with low leverage when you first come out, it creates real ability to grow the business without an IPO,” he said. “And that's where you improve the trading — you don't have the institutional investors taking a big bite out of the stock at the first trade and then fight back from there.”